Exhibit 21

SUBSIDIARIES OF AUXILIUM PHARMACEUTICALS, INC.

Subsidiary	Jurisdiction of Incorporation
Auxilium Holdings Inc.	Delaware
Auxilium UK Ltd.	United Kingdom
Hillcrest Holdings Inc.*	Delaware

*	Hillcrest Holdings Inc. was dissolved effective January 24, 2006.